UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011

Commission File Number 000-31212

Metal Storm Limited

(Translation of registrant’s name into English)

29 Sudbury Street, Darra,

Queensland, Australia 4076

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:
Metal Storm Limited

Date: December 21, 2011
	By:	/s/ Brett Farmer
	Name:	Brett I Farmer
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Notice under Section 708A (5)(e) of the Corporations Act

99.2	Notice under Section 708A (5)(e) of the Corporations Act

99.3	Appendix 3B

99.4	Metal Storm confirms completion of Rights Issue

99.5	Appendix 4C – October 2011 Month

99.6	Appendix 3Y

99.7	Appendix 3Y

99.8	Convertible Securities Agreement

99.9	Appendix 3B

99.10	Results of Meeting